

US Capital Advisors

USCA All Terrain Fund
(July 2017)

Overview and The Terrain Ahead

- The USCA All Terrain Fund ("**All Terrain**" or the "**Fund**") is a closed-end mutual fund that seeks to deliver superior long-term returns while minimizing risk through all market environments by:

  - ✓ Expanding the investment opportunity set beyond traditional long-only stock and bond strategies to include alternative investment strategies;

  - ✓ Investing with firms that, in our view, are world class and have delivered superior relative performance, many of which are difficult to access due to high minimum investments or closure to new investors.

  - ✓ Utilizing a valuation-driven tactical investment process designed to limit risk by allocating to those assets and strategies that are undervalued and/or out of favor.[1]

  - ✓ Employing a thorough manager selection and due diligence process to try to avoid risks that can be mitigated through rigorous vetting.

- Earning a reasonable return on a traditional stock/bond portfolio has grown increasingly challenging. With 10-year Treasury bond yields at approximately 2% and U.S. blue chip stocks at valuations above historical norms, risks are higher than average and expected returns lower. *BCA Research expects a balanced portfolio for a U.S.-based investor will deliver average returns of only 4.4% a year over the next decade, before inflation and taxes.*[2]

- Higher than average risk is likely to accompany this low-return environment, due to both extended valuations in stocks and bonds and macro-economic factors.

  - ✓ Moreover, we believe fixed income no longer offers the diversification and risk-mitigation it once did when interest rates were higher.

- This is why we believe All Terrain is compelling: the ability to earn *attractive returns* without *undue risks* will require going beyond traditional portfolios limited just to long positions in stocks and bonds.

  - ✓ Navigating the difficult terrain ahead will require flexibility, skill and the ability to earn returns while protecting capital in many different market environments. We expect that the changing environment will require a proactive, tactical approach, incorporating: (1) investment strategies that do not rely solely on stock and bond appreciation; and (2) world class firms with years of experience to execute these strategies.

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1   Given the illiquid nature of some of the Fund's investments, the Fund's ability to execute on this tactical investment process may be substantially limited

2   The Bank Credit Analyst, "*Monthly forecast and analysis of the global economy and financial markets*", January 2016 – Vol 67 – No 7, page 5

Expanding Investment Opportunity Set

- *Expanding Investment Opportunity Set* - Traditional buy-and-hold equity and fixed income strategies are not suitable for all investment environments and are one-dimensional in their approach. All Terrain will seek to exploit global opportunities across the entire capital structure and expand the strategy set to include non-traditional investment strategies like arbitrage, event driven, global macro, managed futures, long/short and other strategies.

  ✓ It is estimated that to replicate a portfolio diversified amongst the strategies and investment managers offered by All Terrain would require in excess of $45 million.*

  ✓ We believe that incorporating asset classes and investment strategies into All Terrain with little or no correlation to each other should lower the overall risk profile of All Terrain's portfolio relative to any of these asset classes and investment strategies on a stand-alone basis. We are constantly seeking non-correlative return sources.

Portfolio Allocation*

- Cash/Other
- Long Fixed Income
- Long Equity - Domestic
- Long Equity - International
- Long Equity - Global
- Long/Short Equity - MLP
- Long/Short Fixed Income
- Long/Short Equity
- Event Driven
- Global Macro
- Managed Futures
- Multi-Strategy



* As of June 1, 2017 Please see the Fund's Private Placement Memorandum for a description of the strategies set forth above, as well as the risks associated therewith Please note that the Fund may invest in strategies different from those depicted above and/or in different percentages that that indicated above, which may entail additional and/or different risks

Tactical Approach

- *Tactical Approach*[1] – Many total allocation vehicles are "dynamic" in their risk management process, buying as markets are rising and selling as they are declining. The problem is that they often end up fully invested by the time a market top has been reached, and conversely, they have completely "de-risked" their portfolios by the time the market reaches its bottom. Buying high and selling low isn't limited to asset allocation vehicles; historical flows of cash into and out of mutual funds reflect that this behavior is typical of most investors.
    - ✓ The chart to the right, produced by the Investment Company Institute, indicates net new cash flow into equity funds compared to world equity returns.
    - ✓ As shown, money flows into funds after strong market performance — just in time for poor subsequent returns — and comes back out after poor performance.
    - ✓ As markets rise and fall, investors tend to pile in at tops and out at bottoms, resulting in poor long-term performance.


Net New Cash Flow to Equity Mutual Funds Typically Is Related to World Equity Returns
Monthly, 2001–2016
Percentage of total net assets
Percent
1.00
0.75
0.50
0.25
0.00
-0.25
-0.50
-0.75
-1.00
60
40
20
0
-20
-40
-60
Total return²
Net new cash flow¹
2001
2004
2007
2010
2013
2016
¹ Net new cash flow is the percentage of previous month-end equity mutual fund assets, plotted as a six-month moving average.
² The total return on equities is measured as the year-over-year percent change in the MSCI All Country World Daily Gross Total Return Index.
Sources: Investment Company Institute, Morgan Stanley Capital International, and Bloomberg

- We prefer to buy low and sell high, focusing on those asset classes and strategies that have underperformed and are, therefore, more compellingly valued, while reducing those asset classes and strategies that have already had their run. We believe that *regression to the mean is an immutable law of investing*, upon which disciplined investors can capitalize.
    - ✓ When market risk is low and upside potential high, we will favor market-based asset classes like equities to profit from these conditions. When risk is high and stocks and bonds offer little return or safety, we will favor more non-directional, non-correlative investments.

1 Given the illiquid nature of some of the Fund's investments, the Fund's ability to execute on this tactical investment process may be substantially limited

World Class Managers

- *World Class Managers* – While passively investing in index funds often works well during periods of broad market gains, it often does not fare as well during more challenging periods. By selecting investment firms that, in our view, are world class and have delivered superior relative performance, we believe that we can add substantial value.

  ✓ While there are more than 30,000 investment management firms from which to choose, there are a relative few who have delivered superior risk-adjusted relative returns over meaningful periods of time. We have been sourcing these managers for more than a decade.

- As an additional layer of protection, we tend to favor investment firms whose process (whether through security selection, portfolio construction and/or other risk management techniques) helps to avoid drawdowns typically associated with the equity markets generally.

ACK Asset Partners	Gabelli (GAMCO)
Anchor Capital Advisors	Greenlight Capital
AQR Capital Management	Hutchin Hill
Atlantic Trust	HendersonGeneva Capital Management
Balyasny Asset Management	Luther King Capital Management
BlueMountain Capital Management	Millennium
Brandes Investment Partners	NFJ Investment Group
Brevan Howard	Och-Ziff Capital Management
Bridgeway Capital Management	PIMCO
Carlson Capital	SKBA Capital Management
Corsair Capital	Winton Capital Management
Double Line Capital	York Capital Management
First Eagle Investment Management	

Experienced Hands

- Founded in 2003, USCA Asset Management (formerly Condera Advisors), a subsidiary of U.S. Capital Advisors, has over a decade of experience managing and operating multi-manager funds.

  ➤ Our investment selection process has been tested over the course of time, refining off-the-shelf and proprietary technology and systems.

- We provide institutional-level due diligence and resources in sourcing investment managers and portfolio construction. Alternative investing is a complex task, involving risks not present in more traditional investments and requiring dedicated and experienced resources.

  ✓ Sourcing the "right one(s)" can be difficult – there are more than 15,000 alternative investment funds.

  ✓ Returns can be deceiving – distinguishing "alpha" from luck can be challenging, and what worked in the past may not work in the future.

  ✓ Markets are complex – investors need to understand opportunities presented by the markets, risks that may arise, and which strategies and managers are best equipped to navigate them.

  ✓ Structural risks exist – the risks and repercussions of fraud and/or operational failure can be material and can be addressed through thorough operational due diligence.

  ✓ Initial and continuing due diligence is time-consuming and demanding.

Experienced Hands (continued)

- Strong leadership is important.

  - ✓ *David M. Harris* oversees approximately $800 million in assets for institutions and high net worth individuals and is the portfolio manager for the All Terrain Fund. He has over thirty years of experience in managing complex financial strategies emphasizing capital preservation while maximizing long-term appreciation over many investment cycles, including the crashes of 1987, 2000 and 2008. Mr. Harris attended Swarthmore College and Kalamazoo College and earned his CIMA (Certified Investment Management Analyst®) from the Wharton School of Business at the University of Pennsylvania in 2003. He was selected as Investment Advisor of the Year in 2000 by Financial Advisor magazine and is included in Barron's, Texas Monthly, and the Houston Business Journal lists of top advisors in the U.S., Texas, and Houston, respectively.

  - ✓ *Philip J. Pilibosian* oversees investments for several high net worth families and institutions and manages several multi-manager funds. Mr. Pilibosian will assist Mr. Harris with the management of the All Terrain Fund and oversee its daily operations and administration. Importantly, Mr. Pilibosian has more than a decade of experience overseeing the investment and operation of funds like the Fund, as well as identifying, performing due diligence and constructing portfolios of alternative investment strategies like those contemplated by the Fund. Prior to launching the firm's first multi-strategy investment fund, Mr. Pilibosian was with the law firm of Cleary, Gottlieb, Steen & Hamilton in New York as well as Mayer Brown in Houston, Texas. During his legal career, Mr. Pilibosian was actively involved in structuring, creating and advising clients on investing in hedge funds, private equity funds and other alternative investment products, including several large investment banks and one of the largest European pension funds. Mr. Pilibosian received his B.A., *cum laude*, from Vanderbilt University, his JD, *summa cum laude*, from Tulane Law School, and his MBA, Beta Gamma Sigma, from Tulane University's A.B. Freeman School of Business.

Summary of Terms

Terms

Minimum Investment: $100,000

Subscriptions: Monthly

Redemptions/Tenders: Quarterly, subject to sole discretion of Board

Operating Expenses (including management fees): capped at 1.75% per annum, subject to certain exceptions (please see the prospectus for a complete description of fees & expenses)

Eligibility: Accredited Investors

Tax Reporting: K-1 (note: fund may generate UBTI)

Service Providers

USCA Asset Management, LLC | Advisor

Cohen & Company | Auditors

Thompson Hine LLP | Legal Counsel

U.S. Bancorp Fund Services | Administrator

U.S. Bank National Association | Custodian

Disclosures

The information (the "**Information**") set forth herein has been prepared by USCA Asset Management LLC (together with its affiliates, members, officers and employees, "**USCA**"), at your request. USCA is an investment adviser registered with the Securities and Exchange Commission. USCA is a wholly-owned subsidiary of US Capital Advisors LLC (together with its affiliates, members, officers and employees, "**US Capital**"). This Information is being provided to you on a confidential basis for your exclusive use. No contents, either in whole or in part, may be reproduced or redistributed, except as otherwise permitted by USCA. By accepting receipt of this document, you agree not to duplicate or furnish copies of this document to persons other than your tax advisers, accountants or legal counsel, and agree to return it or destroy it at USCA's request. USCA and US Capital are located at 4444 Westheimer., Suite G500, Houston, TX 77027, and we can be reached at (713) 366-0500.

Many factors can affect the Fund's performance, including changes in market conditions and interest rates, and other economic, political or financial developments. No investment strategy or risk management technique can guarantee returns or eliminate risk in any market environment. Past performance is not a guide to or indicative of future results. The information in this report is only as current as the date indicated, and may be superseded by subsequent market events or for other reasons. Statements concerning financial market trends are based on current market conditions, which will fluctuate. Any statements of opinion constitute only current opinions of USCA, which are subject to change and which USCA does not undertake to update.

Risk Disclosure Statement

An offer can only be made by the prospectus and only in jurisdictions in which such an offer would be lawful. The prospectus contains important information concerning the investment objective, risk factors, expenses and other material aspects of the Fund to carefully consider, and must be read carefully before a decision to invest is made. Please contact USCA at (713) 366-0500 to obtain a free copy of the prospectus.

Any person subscribing for an investment must be able to bear the risks involved and must meet the Fund's suitability requirements. Some or all alternative investment programs may not be suitable for certain investors. No assurance can be given that the Fund's investment objectives will be achieved. Among the risks we wish to call to the particular attention of prospective investors are the following:

- The Fund is a closed-end, non-diversified management investment company.
- **A Fund investment is speculative and involves a substantial degree of risk.**
- **Past results are not necessarily indicative of future performance, and performance may be volatile.**
- An investor could lose all or a substantial amount of his or her investment.
- The Fund is highly illiquid. There is no secondary market for the investors' interest and none is expected to develop.
- No shareholder has the right to require the Fund to redeem its shares. Redemptions are available only through quarterly repurchase offers made at the discretion of the Board.
- Fees and expenses will offset the fund's trading profits.
- The Fund will involve a complex tax structure, which an investor should review carefully with its tax advisor before investing.
- The Fund is not required to provide periodic pricing or valuation information to investors with respect to its individual investments.
- Some of the underlying funds are not subject to the same regulatory requirements as mutual funds.
- A limited portion of the trades executed may take place on foreign markets.
- The Fund is subject to conflicts of interest.

Please review the "Risk Factors" and "Conflicts of Interest" sections of the prospectus.